Exhibit 99

April 18, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the Board Meeting held on April 18, 2026

Pursuant to the applicable provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and our letter dated March 24, 2026 and April 02, 2026 read with relevant circulars issued by the Securities and Exchange Board of India, we wish to inform you that the Board of Directors of the Bank, at its meeting held today i.e. on April 18, 2026, approved the following:

1.	Financial Results including the audited standalone and consolidated financial results of the Bank for the quarter and year ended March 31, 2026.

The Joint Statutory Auditors of the Bank, B S R & Co. LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants have issued an Audit Report on the said Financial Results, with an unmodified audit opinion. Accordingly, please find enclosed the following:

i.	Results including the audited standalone and consolidated financial results of the Bank for the quarter and year ended March 31, 2026 (“Results”)

ii.	Audit Reports issued by the Joint Statutory Auditors of the Bank

iii.	Press Release on the Results

The Results are also being uploaded on the website of the Bank and will also be published in the newspapers.

2.

The Bank paid a special interim dividend of ₹ 2.50 per equity share of ₹ 1 each (adjusted for bonus) on August 11, 2025. The Board of Directors have now recommended a final dividend of ₹ 13.00 per equity share of ₹ 1 for the year ended March 31, 2026. This would be subject to approval of the shareholders at the forthcoming annual general meeting. With this, the total dividend for the year ended March 31, 2026 would be ₹ 15.50 per equity share of ₹ 1 each for the year ended March 31, 2026. The record date for determining the eligibility of members entitled to receive the said dividend shall be Friday, June 19, 2026.

3.

Issuance of Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long-Term Bonds for Financing Infrastructure Sub-Sectors up to total amount of Rs. 60,000 crore (Rupees Sixty thousand crore) during the period of twelve months from the date of shareholders’ approval, through private placement mode.

4.

Amendments to the Employee Stock Incentive Scheme, 2022 which is in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 subject to the approval of the shareholders by way of Postal Ballot. The details of the proposed amendments are enclosed herewith as Annexure I.

Please note that the Board Meeting commenced at 11.00 a.m. today, i.e. on Saturday, April 18, 2026 concluded at 02.00 p.m.

Further, kindly note that in terms of the Bank’s Share Dealing Code and the SEBI (Prohibition of Insider Trading) Regulations, 2015, the window for trading in Securities of the Bank by its designated persons and their immediate relatives shall open on Tuesday, April 21, 2026.

This is for your information and appropriate dissemination.

Thank you.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary Group Head – Secretarial & Group Oversight

Encl: a/a

Annexure I

PROPOSED AMENDMENTS TO THE EMPLOYEE STOCK INCENTIVE PLAN 2022

In continuation to the intimation submitted by the Bank on March 29, 2022, the Board of Directors of the Bank, subject to the shareholder’s approval, has proposed the following amendments to the Employee Stock Incentive Plan 2022 which was originally approved by the shareholders on May 14, 2022.

1.

The name of “Nomination and Remuneration Committee” is changed to “Governance, Nomination and Remuneration Committee” with effect from October 30, 2025, thus references to the said committee in the Stock Incentive Plan have been revised accordingly.

2.	Changes to reflect the present applicable laws, directions, regulations, accounting standards, etc. are being carried out.

3.

Extension of the validity of the Stock Incentive Plan 2022 to enable the carry-forward of the unutilized pool of RSUs as approved by the shareholders through postal ballot on May 14, 2022 for an additional period of 5 (five) years i.e. till May 13, 2031.

4.

Sub-Clause (g) of Clause B of the Stock Incentive Plan already provides for the authority of Governance, Nomination and Remuneration Committee (“GNRC”) to determine treatment of RSUs in case of termination of employment for misconduct/misdemeanor, subject to disciplinary proceedings, or in case of death, or permanent disability, or otherwise. In furtherance of the same, it is clarified that the GNRC shall also have the authority to decide the treatment of RSUs, including but not limited to cancellation, forfeiture, or modification of Vesting and/or Exercise rights, based on the outcome of any disciplinary proceedings in the event that an Employee is subject to any disciplinary proceedings, investigation, or regulatory action, whether prior to or after the grant of RSUs, and/or suspension of RSUs pending any disciplinary proceedings or appeals or review, as the case may be.

5.	Modification in the clause pertaining to criteria for grant of RSUs, wherein:

•	employment status (such as employees on sabbatical or other approved leave) is proposed to be included as an additional criterion to be considered by the GNRC; and

•

a carve-out is proposed for newly inducted employees to ensure that the criteria such as grade, performance, merit, length of service, conduct of the Employee and such other relevant factors are not applicable in case of grant to such employees.

6.

Change in the maximum number of RSUs from 15,000 RSUs (adjusted to 30,000 RSUs post the Bonus Issue) to 50,000 RSUs to be granted to an individual employee per annum under the Stock Incentive Plan 2022 to support employee recognition and retention.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfc.bank.in, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2026

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Interest earned (a)+(b)+(c)+(d)	76610.02	76751.16	77460.11	307522.08	300517.04
	a) Interest / discount on advances / bills	60351.21	59953.80	60415.79	239762.46	238444.43
	b) Income on investments	13923.99	14665.83	14427.17	58945.38	53319.69
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	879.41	570.33	601.12	2674.70	2506.31
	d) Others	1455.41	1561.20	2016.03	6139.54	6246.61
2	Other Income (Refer note 15)	13198.88	13253.84	12027.88	62532.57	45632.28
3	Total Income (1)+(2)	89808.90	90005.00	89487.99	370054.65	346149.32
4	Interest expended	43528.45	44136.16	45394.31	178836.04	177846.95
5	Operating expenses (i)+(ii)	18477.53	18771.04	17556.98	72660.33	68174.89
	i) Employees cost (Refer note 16)	6227.72	7203.17	6115.94	26050.15	23900.53
	ii) Other operating expenses	12249.81	11567.87	11441.04	46610.18	44274.36
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	62005.98	62907.20	62951.29	251496.37	246021.84
7	Operating Profit before provisions and contingencies (3)-(6)	27802.92	27097.80	26536.70	118558.28	100127.48
8	Provisions (other than tax) and Contingencies (Refer note 10)	2609.57	2837.86	3193.05	23389.59	11649.42
9	Exceptional items	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	25193.35	24259.94	23343.65	95168.69	88478.06
11	Tax Expense (Refer note 18)	5972.30	5606.19	5727.51	20497.40	21130.70
12	Net Profit from ordinary activities after tax (10)-(11)	19221.05	18653.75	17616.14	74671.29	67347.36
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit for the period (12)-(13)	19221.05	18653.75	17616.14	74671.29	67347.36
15	Paid up equity share capital (Face Value of ₹ 1/- each)	1539.34	1538.46	765.22	1539.34	765.22
16	Reserves excluding revaluation reserves				556816.45	496854.21
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.71%	19.87%	19.55%	19.71%	19.55%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each): (Refer note 7)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.49	12.13	11.52	48.62	44.15
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.45	12.08	11.46	48.40	43.95
	(iv) NPA Ratios:
	(a) Gross NPAs	34061.19	35178.98	35222.64	34061.19	35222.64
	(b) Net NPAs	11169.54	11981.75	11320.43	11169.54	11320.43
	(c) % of Gross NPAs to Gross Advances	1.15%	1.24%	1.33%	1.15%	1.33%
	(d) % of Net NPAs to Net Advances	0.38%	0.42%	0.43%	0.38%	0.43%
	(v) Return on assets (average) - not annualized	0.48%	0.48%	0.48%	1.94%	1.91%
	(vi) Net worth	546325.46	526944.57	488899.89	546325.46	488899.89
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—
	(ix) Debt Equity Ratio*	0.53	0.49	0.74	0.53	0.74
	(x) Total Debts to Total Assets**	11.21%	12.75%	14.01%	11.21%	14.01%

* Debt represents borrowings with residual maturity of more than one year.

** Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Standalone Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Segment Revenue
a)	Treasury (Refer note 15)	17295.96	18148.96	16910.36	84337.48	62227.48
b)	Retail Banking:	74757.59	76320.22	73391.30	301853.51	283434.79
	(i) Digital Banking*	2.76	2.50	2.40	10.37	8.59
	(ii) Non Digital Banking	74754.83	76317.72	73388.90	301843.14	283426.20
c)	Wholesale Banking	44643.71	42764.00	49637.35	174506.30	191964.51
d)	Other Banking Operations	9265.09	9548.42	9573.11	36840.96	35449.05
e)	Unallocated	—	—	—	—	—
	Total	145962.35	146781.60	149512.12	597538.25	573075.83
	Less: Inter Segment Revenue	56153.45	56776.60	60024.13	227483.60	226926.51

	Income from Operations	89808.90	90005.00	89487.99	370054.65	346149.32

2	Segment Results$
a)	Treasury (Refer note 15)	1925.23	2227.60	1230.69	21142.48	4605.36
b)	Retail Banking:	10897.98	8648.18	8148.74	32026.72	27309.11
	(i) Digital Banking*	(0.56)	(0.39)	0.02	(1.59)	0.04
	(ii) Non Digital Banking	10898.54	8648.57	8148.72	32028.31	27309.07
c)	Wholesale Banking	10398.96	10927.99	10406.43	33947.96	44543.96
d)	Other Banking Operations	2562.40	3046.97	4143.85	10415.96	14363.75
e)	Unallocated	(591.22)	(590.80)	(586.06)	(2364.43)	(2344.12)

	Total Profit Before Tax	25193.35	24259.94	23343.65	95168.69	88478.06

3	Segment Assets
a)	Treasury	1149929.44	956133.04	991874.12	1149929.44	991874.12
b)	Retail Banking:	1580887.11	1540545.07	1533890.27	1580887.11	1533890.27
	(i) Digital Banking*	138.04	116.89	81.15	138.04	81.15
	(ii) Non Digital Banking	1580749.07	1540428.18	1533809.12	1580749.07	1533809.12
c)	Wholesale Banking	1499816.13	1457970.60	1247937.97	1499816.13	1247937.97
d)	Other Banking Operations	112867.13	111587.23	112358.81	112867.13	112358.81
e)	Unallocated	21386.51	22751.33	24137.77	21386.51	24137.77

	Total	4364886.32	4088987.27	3910198.94	4364886.32	3910198.94

4	Segment Liabilities$
a)	Treasury	98273.66	99276.09	83340.18	98273.66	83340.18
b)	Retail Banking:	2528789.64	2416164.68	2312515.85	2528789.64	2312515.85
	(i) Digital Banking*	147.09	124.42	86.16	147.09	86.16
	(ii) Non Digital Banking	2528642.55	2416040.26	2312429.69	2528642.55	2312429.69
c)	Wholesale Banking	1130276.17	988303.80	956136.34	1130276.17	956136.34
d)	Other Banking Operations	3997.87	3956.36	8513.18	3997.87	8513.18
e)	Unallocated	40648.08	38831.40	48268.77	40648.08	48268.77

	Total	3801985.42	3546532.33	3408774.32	3801985.42	3408774.32

5	Capital, Employees stock options outstanding and Reserves	562900.90	542454.94	501424.62	562900.90	501424.62

6	Total (4)+(5)	4364886.32	4088987.27	3910198.94	4364886.32	3910198.94

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the year ended March 31, 2026 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Standalone statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.03.2026	As at 31.03.2025
Particulars	Audited	Audited
CAPITAL AND LIABILITIES
Capital	1539.34	765.22
Employees stock options outstanding	4545.11	3805.19
Reserves and surplus	556816.45	496854.21
Deposits	3105250.48	2714714.90
Borrowings	489394.63	547930.90
Other liabilities and provisions	207340.31	146128.52

Total	4364886.32	3910198.94

ASSETS
Cash and balances with Reserve Bank of India	200679.37	144355.03
Balances with banks and money at call and short notice	97786.99	95215.65
Investments	884201.47	836359.68
Advances	2937166.26	2619608.61
Fixed assets	14724.64	13655.40
Other assets	230327.59	201004.57

Total	4364886.32	3910198.94

2	Standalone statement of Cashflows is given below:

	(₹ in crore)
	Year ended
	31.03.2026	31.03.2025
Particulars	Audited	Audited
Cash flows from operating activities:
Profit after tax	74671.29	67347.36
Add: Provision for income tax	20497.40	21130.70
Profit before income tax	95168.69	88478.06
Adjustments for:
Depreciation on fixed assets	3657.58	3379.47
(Profit) / loss on revaluation of investments	(1075.82)	268.40
Amortisation of premium / (discount) on investments	917.73	(27.87)
Profit on sale of fixed assets	(186.57)	(22.65)
(Profit) / loss on sale of investment in subsidiary	(9179.40)	8.00
Provision / charge for non performing assets	11416.80	12715.31
Floating provisions	9,000.00	—
Provision / (write-back) for standard assets and contingencies	2972.78	(1065.87)
Dividend from subsidiaries	(2242.21)	(2187.01)
Employee stock options / units expense	1971.07	1890.70

	112420.65	103436.54

Adjustments for:
Increase in investments	(49116.60)	(130200.37)
Increase in advances	(328962.40)	(148903.38)
Increase in deposits	390535.58	334928.62
Increase in other assets	(30222.30)	(7342.45)
Increase in other liabilities and provisions	49002.92	10634.06

	143657.85	162553.02

Direct taxes paid (net of refunds)	(20040.85)	(17375.71)

Net cash flow from operating activities	123617.00	145177.31

Cash flows from investing activities:
Purchase of fixed assets	(3143.53)	(3198.69)
Proceeds from sale of fixed assets	429.76	90.45
Investment in subsidiaries	(80.87)	(1,309.77)
Proceeds from sale of investment in subsidiary (net of expenses)	9,806.00	192.00
Dividend from subsidiaries	2242.21	2187.01

Net cash flow from / (used in) investing activities	9253.57	(2039.00)

Cash flows from financing activities:
Proceeds from issue of share capital	5108.50	6346.50
Proceeds/(Repayments) of Tier 1 and Tier 2 capital instruments	—	—
Repayments of other borrowings (net)	(59472.25)	(114429.18)
Dividend paid	(20705.98)	(14826.19)

Net cash flow used in financing activities	(75069.73)	(122908.87)

Effect of fluctuation in foreign currency translation reserve	1094.84	193.83

Net increase / (decrease) in cash and cash equivalents	58895.68	20423.27

Cash and cash equivalents at the beginning of the year	239570.68	219147.41
Cash and cash equivalents at the end of the period	298466.36	239570.68

Cash and cash equivalents includes Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice.

3

The above standalone financial results have been approved by the Board of Directors of the Bank at its meeting held on April 18, 2026. The financial results for the year ended March 31, 2026 have been subjected to an audit by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP, Chartered Accountants. The financial results for year ended March 31, 2025 were audited by the Bank’s joint statutory auditors - Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable. Basis nature of the Bank’s business, applicable ratios under the said regulations are disclosed.

5

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under those circulars / directions.

6

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial years.

7

During the year ended March 31, 2026, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1/- each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025 by utilisation of share premium. All shares and per share information in the financial results reflect the effect of bonus shares issuance retrospectively.

8

The Board of Directors of the Bank at its meeting held on April 18, 2026, has proposed a final dividend of ₹ 13.00 per share, subject to approval of the members at the ensuing Annual General Meeting (AGM). Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratio.

9

During the quarter and year ended March 31, 2026, the Bank has allotted 87,91,112 and 6,41,06,893 equity shares respectively, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

10	During the year ended March 31, 2026, the Bank has made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

11

Disclosure under resolution framework for COVID-19-related stress as at March 31, 2026, as per the Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025, are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous half-year i.e. September 30, 2025 (A)^	Of (A), aggregate debt that slipped into NPA during the half-year ended March 31, 2026	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this half-year i.e March 31, 2026^
Personal Loans	2,343.34	36.49	10.07	339.40	1,967.45
Corporate persons*	197.22	0.38	0.30	23.37	173.47
Of which, MSMEs	21.13	—	—	5.84	15.29
Others	167.25	1.76	1.12	34.20	131.29

Total	2,707.81	38.63	11.49	396.97	2,272.21

* As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

# Represents debt that slipped into NPA and was subsequently written off during the half- year ended March 31, 2026.

^ Excludes other facilities to the borrowers aggregating to ₹ 193.59 crore as of March 31,2026 and ₹ 223.04 crore as of September 30,2025 which have not been restructured.

12

Disclosures on the details of loans transferred / acquired and co-lending arrangements during the quarter ended March 31, 2026, as per the Reserve Bank of India (Commercial Banks—Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025, are given below:

(i)	Details of non-performing assets (NPAs) transferred:

	₹ in crore except number of accounts
Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	22.00	—	—
Aggregate principal outstanding of loans transferred	16.33	—	—
Weighted average residual tenor of the loans transferred (in years)	—	—	—
Net book value of loans transferred (at the time of transfer)	—	—	—
Aggregate consideration	16.33	—	—
Additional consideration realised in respect of accounts transferred in earlier years	12.86	—	—

The Bank has reversed the excess provision of ₹ 16.33 crore to Profit and Loss account on sale of the aforesaid loans.

(ii)	The Bank has not transferred / acquired any loans not in default.

(iii)	The Bank has not acquired any stressed loans (Non-performing assets and Special Mention Accounts).

(iv)	The Bank has not transferred any Special Mention Accounts.

(v)	Details of ratings of Security Receipts (SRs) outstanding as on March 31, 2026 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR5	India Ratings	Upto 25%	125.89
RR2	India Ratings	75% - 100%	27.32
RR5	CRISIL	Upto 25%	31.59
RR1+	India Ratings	More than 150%	0.15
RR4	India Ratings	25% - 50%	35.26
RR1	ICRA	100% - 150%	117.78
Unrated			719.90
		Total	1,057.89

(vi)	The Bank has not entered into any co-lending transactions during the quarter.

13

Disclosure related to Project Finance for the quarter ended March 31,2026, as per the Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025, is given below:

Item Description	Number of accounts	Total outstanding (₹ in crore)
1. Projects under implementation accounts at the beginning of the quarter	428	22,515.79
2. Projects under implementation accounts sanctioned during the quarter	73	1,316.60
3. Projects under implementation accounts where DCCO has been achieved during the quarter	54	2,412.27
4. Projects under implementation accounts at the end of the quarter	447	24,472.62
5. Out of ‘4’ – accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be has been invoked	41	1,555.32
5.1. Out of ‘5’ – accounts in respect of which Resolution plan has been implemented	31	1,144.13
5.2. Out of ‘5’ – accounts in respect of which Resolution plan is under implementation	10	411.19
5.3. Out of ‘5’ – accounts in respect of which Resolution plan has failed	—	—
6. Out of ‘5’, accounts in respect of which resolution process involving extension in original / extended DCCO, as the case may be has been invoked due to change in scope and size of the project	—	—
7. Out of ‘5’, account in respect of which cost overrun associated with extension in original / extended DCCO, as the case may be, was funded	—	—
7.1. Out of ‘7’, accounts where SBCF was sanctioned during financial closure and renewed continuously	—	—
7.2. Out of ‘7’, accounts where SBCF was not pre-sanctioned or renewed continuously	—	—
8. Out of ‘4’ – accounts in respect of which resolution process not involving extension in original / extended DCCO, as the case may be has been invoked	—	—
8.1. Out of ‘8’ – accounts in respect of which Resolution plan has been implemented	—	—
8.2. Out of ‘8’ – accounts in respect of which Resolution plan is under implementation	—	—
8.3. Out of ‘8’ – accounts in respect of which Resolution plan has failed	—	—

14

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

15

On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10/- each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. Consequently, the net gain to the Bank on sale of shares under the OFS is ₹ 9,179.40 crore (before tax and net of IPO related expenses) during the year ended March 31, 2026.

16

On November 21, 2025, the Government of India notified four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the ‘New Labour Codes’, consolidating 29 existing labour laws. The Ministry of Labour & Employment published draft Central Rules and FAQs on December 30, 2025, to facilitate assessment of the financial impact arising from these regulatory changes. Accordingly, the Bank has recognised an estimated incremental impact of ₹ 800.00 crore under ‘Employees cost’ in the Profit and Loss Account during the quarter ended December 31, 2025 and year ended March 31, 2026, considering best information available. The Bank continues to monitor the finalisation of Central and State Rules and clarifications from the Government on the New Labour Codes and would provide appropriate accounting effect on the basis of such developments, as needed.

17

At its meeting held on April 16, 2026, the Board of Directors of the Bank approved an investment of up to ₹ 1,000.00 crore in the proposed preferential issue of equity shares by HDFC Life Insurance Company Limited, a subsidiary of the Bank, in one or more tranches. The investment will be made in accordance with applicable SEBI ICDR Regulations and is subject to necessary approvals, including from the Reserve Bank of India.

18	Provision for tax during the year ended March 31, 2026 is net of write back of provision no longer required of ₹ 1,144.46 crore, pursuant to favourable orders received.

19

As intimated to the Stock Exchanges on September 26, 2025, the Bank’s branch at the Dubai International Financial Centre (“DIFC Branch”) received a decision notice dated September 25, 2025 from the Dubai Financial Services Authority (“DFSA”), prohibiting, amongst other things, the branch from soliciting or conducting business with new clients for specified financial services. The prohibition does not affect servicing of existing customers and will remain in place until otherwise amended or revoked in writing by DFSA. The Bank is taking necessary steps to comply with the directives in the above-referred notice.

The business undertaken at the DIFC Branch is not material to the Bank’s operations or its financial position and accordingly no material impact is expected with respect to the overall operations or financial position of the Bank.

20

As intimated to the Stock Exchanges on March 24, 2026, the Board of Directors of the Bank approved the appointment of external law firms (domestic and international) to conduct a review related to the resignation letter of the Bank’s former Part-time Chairman and Independent Director, Mr. Atanu Chakraborty. The Bank does not expect any material impact on the financial statements as of and for the year ended March 31, 2026, arising from the external law firms` review, which is currently in progress. The Bank continues to be committed to corporate governance standards and remains adequately capitalised in accordance with the regulatory requirements.

21	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

22	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: April 18, 2026	DIN-08614396

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfc.bank.in, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2026

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Interest earned (a)+(b)+(c)+(d)	87182.50	87066.94	86779.34	348615.15	336367.43
	a) Interest / discount on advances / bills	64620.88	64114.01	64006.90	256192.47	251953.60
	b) Income on investments	19931.22	20580.11	19733.02	82656.87	73912.07
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	1118.23	773.53	761.74	3457.06	3172.52
	d) Others	1512.17	1599.29	2277.68	6308.75	7329.24
2	Other income (a)+(b)	29737.44	39860.33	33489.42	146847.66	134548.50
	a) Premium and other operating income from insurance business	27584.74	19991.48	25635.74	84160.02	78589.17
	b) Others (Refer note 10)	2152.70	19868.85	7853.68	62687.64	55959.33
3	Total income (1)+(2)	116919.94	126927.27	120268.76	495462.81	470915.93
4	Interest expended	45220.44	45821.42	46986.21	185491.23	183894.20
5	Operating expenses (i)+(ii)+(iii)	40587.82	50524.04	43903.80	181173.91	176605.07
	i) Employees cost (Refer note 11)	9089.30	10300.49	8809.68	37604.81	34135.75
	ii) Claims and benefits paid and other expenses pertaining to insurance business	18170.74	27107.87	22543.14	92340.22	94437.39
	iii) Other operating expenses	13327.78	13115.68	12550.98	51228.88	48031.93
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	85808.26	96345.46	90890.01	366665.14	360499.27
7	Operating profit before provisions and contingencies (3)-(6)	31111.68	30581.81	29378.75	128797.67	110416.66
8	Provisions (other than tax) and contingencies (Refer note 9)	3440.05	3620.71	3805.36	26656.22	14174.61
9	Exceptional items	—	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	27671.63	26961.10	25573.39	102141.45	96242.05
11	Tax expense	6597.41	6270.06	6288.82	22921.99	22801.88
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	21074.22	20691.04	19284.57	79219.46	73440.17
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	21074.22	20691.04	19284.57	79219.46	73440.17
15	Less: Minority interest	723.46	884.41	449.69	3193.49	2647.92
16	Net profit for the period (14)-(15)	20350.76	19806.63	18834.88	76025.97	70792.25
17	Paid up equity share capital (Face value of ₹ 1/- each)	1539.34	1538.46	765.22	1539.34	765.22
18	Reserves excluding revaluation reserves				579975.02	517218.98
19	Analytical Ratios and other disclosures :
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each): (Refer note 7)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	13.22	12.88	12.31	49.50	46.41
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.18	12.82	12.26	49.28	46.20

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Segment Revenue
a)	Treasury (Refer note 10)	17295.96	18148.96	16910.36	82158.35	62227.48
b)	Retail Banking:	74757.59	76320.22	73391.30	301853.51	283434.79
	(i) Digital Banking*	2.76	2.50	2.40	10.37	8.59
	(ii) Non Digital Banking	74754.83	76317.72	73388.90	301843.14	283426.20
c)	Wholesale Banking	44643.71	42764.00	49637.35	174506.30	191964.51
d)	Other Banking Operations	9265.09	9548.42	9573.11	36840.96	35449.05
e)	Insurance Business**	21980.32	31681.36	26408.60	108079.83	107630.27
f)	Others^	5130.72	5240.91	4372.17	19507.46	17136.34
g)	Unallocated	—	—	—	—	—
	Total	173073.39	183703.87	180292.89	722946.41	697842.44
	Less: Inter Segment Revenue	56153.45	56776.60	60024.13	227483.60	226926.51

	Income from Operations	116919.94	126927.27	120268.76	495462.81	470915.93

2	Segment Results***
a)	Treasury (Refer note 10)	1925.23	2227.60	1230.69	18963.35	4605.36
b)	Retail Banking:	10897.98	8648.18	8148.74	32026.72	27309.11
	(i) Digital Banking*	(0.56)	(0.39)	0.02	(1.59)	0.04
	(ii) Non Digital Banking	10898.54	8648.57	8148.72	32028.31	27309.07
c)	Wholesale Banking	10398.96	10927.99	10406.43	33947.96	44543.96
d)	Other Banking Operations	2562.40	3046.97	4143.85	10415.96	14363.75
e)	Insurance Business**	1778.65	1913.74	1871.17	7083.51	5953.61
f)	Others^	699.63	787.42	358.57	2068.38	1810.38
g)	Unallocated	(591.22)	(590.80)	(586.06)	(2364.43)	(2344.12)

	Total Profit Before Tax and Minority Interest	27671.63	26961.10	25573.39	102141.45	96242.05

3	Segment Assets
a)	Treasury	1149929.44	956133.04	991874.12	1149929.44	991874.12
b)	Retail Banking:	1580887.11	1540545.07	1533890.27	1580887.11	1533890.27
	(i) Digital Banking*	138.04	116.89	81.15	138.04	81.15
	(ii) Non Digital Banking	1580749.07	1540428.18	1533809.12	1580749.07	1533809.12
c)	Wholesale Banking	1499816.13	1457970.60	1247937.97	1499816.13	1247937.97
d)	Other Banking Operations	112867.13	111587.23	112358.81	112867.13	112358.81
e)	Insurance Business**	414400.04	413886.14	372256.74	414400.04	372256.74
f)	Others^	128754.48	123161.90	109961.74	128754.48	109961.74
g)	Unallocated	21386.51	22751.33	24137.77	21386.51	24137.77

	Total	4908040.84	4626035.31	4392417.42	4908040.84	4392417.42

4	Segment Liabilities***
a)	Treasury	98273.66	99276.09	83340.18	98273.66	83340.18
b)	Retail Banking:	2528789.64	2416164.68	2312515.85	2528789.64	2312515.85
	(i) Digital Banking*	147.09	124.42	86.16	147.09	86.16
	(ii) Non Digital Banking	2528642.55	2416040.26	2312429.69	2528642.55	2312429.69
c)	Wholesale Banking	1130276.17	988303.80	956136.34	1130276.17	956136.34
d)	Other Banking Operations	3997.87	3956.36	8513.18	3997.87	8513.18
e)	Insurance Business**	398573.63	396618.81	358568.57	398573.63	358568.57
f)	Others^	99037.36	96077.12	86926.10	99037.36	86926.10
g)	Unallocated	40648.08	38831.40	48268.77	40648.08	48268.77

	Total	4299596.41	4039228.26	3854268.99	4299596.41	3854268.99

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	608444.43	586807.05	538148.43	608444.43	538148.43

6	Total (4)+(5)	4908040.84	4626035.31	4392417.42	4908040.84	4392417.42

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

*** Segment Results and Liabilities for year ended March 31, 2026 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 31.03.2026	As at 31.03.2025
Particulars	Audited	Audited
CAPITAL AND LIABILITIES
Capital	1539.34	765.22
Employees stock options outstanding	4545.11	3805.19
Reserves and surplus	579975.02	517218.98
Minority interest	22384.96	16359.04
Deposits	3099638.29	2710898.23
Borrowings	588484.55	634605.57
Other liabilities and provisions	252977.53	188163.66
Policyholders’ funds	358496.04	320601.53

Total	4908040.84	4392417.42

ASSETS
Cash and balances with Reserve Bank of India	200707.11	144390.25
Balances with banks and money at call and short notice	111218.94	105557.65
Investments	1280216.29	1186472.89
Advances	3050783.23	2724938.16
Fixed assets	16491.59	15257.94
Other assets	248623.68	215800.53

Total	4908040.84	4392417.42

2	Consolidated statement of Cashflows is given below:

	(₹ in crore)
	Year ended	Year ended
	31.03.2026	31.03.2025
Particulars	Audited	Audited
Cash flows from operating activities:
Consolidated profit after tax and minority interest	76025.97	70792.25
Add: Provision for income tax	22921.99	22801.88
Consolidated profit before income tax and after minority interest	98947.96	93594.13
Adjustment for:
Depreciation on fixed assets	4194.90	3805.23
Loss on revaluation of investments	7739.96	3909.10
Amortisation of premium on investments	986.17	87.07
Profit on sale of fixed assets	(207.91)	(22.03)
(Profit) / loss on sale of investment in subsidiary	(7000.27)	8.00
Provision / charge for non performing assets	14445.98	15385.24
Floating provisions	9000.00	—
Provision / (write-back) for standard assets and contingencies	3210.24	(1210.63)
Employee stock options / units expense	2228.30	2086.05

	133545.33	117642.16

Adjustments for:
Increase in investments	(102572.73)	(180362.67)
Increase in advances	(340270.74)	(169918.22)
Increase in deposits	388740.06	334010.95
Increase in other assets	(29678.54)	(10829.67)
Increase in other liabilities and provisions	52338.92	13117.98
Increase in policyholders’ funds	34060.45	43289.99

	136162.75	146950.52

Direct taxes paid (net of refunds)	(22656.37)	(19708.68)

Net cash flows from operating activities	113506.38	127241.84

Cash flows from investing activities:
Purchase of fixed assets	(3889.97)	(4075.89)
Proceeds from sale of fixed assets	527.56	100.72
Proceeds from sale of investment in subsidiary (net of expenses)	9806.00	192.00
Investment in subsidiaries	(80.87)	(67.47)

Net cash flow from / (used in) investing activities	6362.72	(3850.64)

Cash flows from financing activities:
Increase in minority interest (including issue of ESOPs by subsidiaries)	2331.21	2382.88
Proceeds from issue of share capital	5108.50	6346.50
Proceeds from issue of shares through subsidiary IPO (net of issue expenses)	2456.61	—
Proceeds from issue of Tier 1 and Tier 2 capital instruments	700.00	1182.00
Repayments of Tier 1 and Tier 2 capital instruments	—	(500.00)
Repayments from other borrowings (net)	(48895.19)	(97062.73)
Dividend paid during the year	(20705.98)	(14826.19)

Net cash flow used in financing activities	(59004.85)	(102477.54)

Effect of fluctuation in foreign currency translation reserve	1113.90	199.73

Net increase in cash and cash equivalents	61978.15	21113.39

Cash and cash equivalents at the beginning of the year	249947.90	228834.51
Cash and cash equivalents at the end of the year	311926.05	249947.90

Cash and cash equivalents includes Cash and balances with Reserve Bank of India and Balances with banks and money at call and short notice.

3

The above financial results represent the consolidated financial results of HDFC Bank Limited and its subsidiaries including Employee Welfare Trust (‘EWT’) which is consolidated as a subsidiary (together referred to as the “Group” herein). These financial results have been approved by the Board of Directors of the Bank at its meeting held on April 18, 2026. The financial results for the year ended March 31, 2026 have been subjected to an audit by the joint statutory auditors of the Bank viz. Batliboi & Purohit, Chartered Accountants and B S R & Co. LLP, Chartered Accountants. The financial results for the year ended March 31, 2025 were audited by the Bank’s joint statutory auditors - Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (“IRDAI”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and these financial results are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time, to the extent applicable.

5

The Group has applied significant accounting policies in the preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

6

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

7

During the year ended March 31, 2026, the shareholders of the Bank have approved, through postal ballot, the issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1/- each for every 1 (One) fully paid-up equity share held as on the record date. Accordingly, the Bank has allotted 7,67,70,39,761 equity shares as bonus shares on August 28, 2025 by utilisation of share premium. All shares and per share information in the financial results reflect the effect of bonus shares issuance retrospectively.

8

During the quarter and year ended March 31, 2026, the Bank has allotted 87,91,112 and 6,41,06,893 equity shares respectively, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

9	During the year ended March 31, 2026, the Bank has made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

10

On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10/- each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. In the Consolidated Financials, profit on sale of investment is considered as the difference between the sale consideration and the Bank’s share in the carrying amount of HDBFS’s net assets (to the extent of sale), as of the date of sale. Consequently, the net gain to the Bank in the Consolidated Financials, on sale of shares under the OFS is ₹ 7,000.27 crore (before tax and net of IPO related expenses) during the year ended March 31, 2026.

11

On November 21, 2025, the Government of India notified four Labour Codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the ‘New Labour Codes’, consolidating 29 existing labour laws. The Ministry of Labour & Employment published draft Central Rules and FAQs on December 30, 2025, to facilitate assessment of the financial impact arising from these regulatory changes. Accordingly, the Group has recognised an estimated incremental impact of ₹ 1,037.28 crore under ‘Employees cost’ in the Profit and Loss Account during the quarter ended December 31, 2025 and year ended March 31, 2026, considering best information available. The Group continues to monitor the finalisation of Central and State Rules and clarifications from the Government on the New Labour Codes and would provide appropriate accounting effect on the basis of such developments, as needed.

12

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

13

As intimated to the Stock Exchanges on September 26, 2025, the Bank’s branch at the Dubai International Financial Centre (“DIFC Branch”) received a decision notice dated September 25, 2025 from the Dubai Financial Services Authority (“DFSA”), prohibiting, amongst other things, the branch from soliciting or conducting business with new clients for specified financial services. The prohibition does not affect servicing of existing customers and will remain in place until otherwise amended or revoked in writing by DFSA. The Bank is taking necessary steps to comply with the directives in the above-referred notice. The business undertaken at the DIFC Branch is not material to the Bank’s operations or its financial position and accordingly no material impact is expected with respect to the overall operations or financial position of the Bank.

14

As intimated to the Stock Exchanges on March 24, 2026, the Board of Directors of the Bank approved the appointment of external law firms (domestic and international) to conduct a review related to the resignation letter of the Bank’s former Part-time Chairman and Independent Director, Mr. Atanu Chakraborty. The Bank does not expect any material impact on the financial statements as of and for the year ended March 31, 2026, arising from the external law firms’ review, which is currently in progress. The Bank continues to be committed to corporate governance standards and remains adequately capitalised in accordance with the regulatory requirements.

15

At its meeting held on April 16, 2026, the Board of Directors of the Bank approved an investment of up to ₹ 1,000.00 crore in the proposed preferential issue of equity shares by HDFC Life Insurance Company Limited, a subsidiary of the Bank, in one or more tranches. The investment will be made in accordance with applicable SEBI ICDR Regulations and is subject to necessary approvals, including from the Reserve Bank of India.

16

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfc.bank.in/about-us/regulatory-disclosures. The disclosures have not been audited by the statutory auditors.

17	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

18	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: April 18, 2026	DIN-08614396

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND YEAR ENDED MARCH 31, 2026

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and year ended March 31, 2026, at its meeting held in Mumbai on Saturday, April 18, 2026. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Summary for the Financial Year ended March 31, 2026

Net revenues (net interest income plus other income) for the year ended March 31, 2026 were ₹ 1,912.2 billion, as against ₹ 1,683.0 billion for the year ended March 31, 2025. Profit after tax for the year ended March 31, 2026 was ₹ 746.7 billion, up by 10.9% over the corresponding year ended March 31, 2025.

Profit & Loss Account: Quarter ended March 31, 2026

The Bank’s net revenue grew by 5.0% to ₹ 462.8 billion for the quarter ended March 31, 2026 from ₹ 440.9 billion for the quarter ended March 31, 2025.

Net interest income (interest earned less interest expended) for the quarter ended March 31, 2026 grew by 3.2% to ₹ 330.8 billion from ₹ 320.7 billion for the quarter ended March 31, 2025. Net interest margin was at 3.38% on total assets, and 3.53% based on interest earning assets.

Other income (non-interest revenue) for the quarter ended March 31, 2026 was ₹ 132.0 billion. The four components of other income for the quarter ended March 31, 2026 were fees & commissions of ₹ 92.2 billion (₹ 85.3 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 14.9 billion (₹ 14.4 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 8.2 billion (₹ 3.9 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 16.7 billion (₹ 16.7 billion in the corresponding quarter of the previous year).

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended March 31, 2026 were ₹ 184.8 billion, as against ₹ 175.6 billion during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 39.9%.

Provisions and contingencies for the quarter ended March 31, 2026 were ₹ 26.1 billion. The total credit cost ratio was at 0.35% for the quarter ended March 31, 2026.

Profit before tax (PBT) for the quarter ended March 31, 2026 was at ₹ 251.9 billion. Profit after tax (PAT) for the quarter was at ₹ 192.2 billion, a growth of 9.1% over the quarter ended March 31, 2025.

Balance Sheet: As of March 31, 2026

Total balance sheet size as of March 31, 2026 was ₹ 43,649 billion as against ₹ 39,102 billion as of March 31, 2025.

The Bank’s average deposits were ₹ 28,511 billion for the March 2026 quarter, a growth of 12.8% over ₹ 25,280 billion for the March 2025 quarter, and 3.6% over ₹ 27,524 billion for the December 2025 quarter.

The Bank’s average CASA deposits were ₹ 9,184 billion for the March 2026 quarter, a growth of 10.8% over ₹ 8,289 billion for the March 2025 quarter, and 2.2% over ₹ 8,984 billion for the December 2025 quarter.

Total EOP Deposits were at ₹ 31,053 billion as of March 31, 2026, an increase of 14.4% over March 31, 2025. CASA deposits grew by 12.3% with savings account deposits at ₹ 7,058 billion and current account deposits at ₹ 3,545 billion. Time deposits were at ₹ 20,450 billion as of March 31, 2026, an increase of 15.5% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 34.1% of total deposits as of March 31, 2026.

The Bank’s average advances under management, grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment were ₹ 29,644 billion for the March 2026 quarter, a growth of 10.0% over ₹ 26,955 billion for the March 2025 quarter, and a growth of 3.5% over ₹ 28,641 billion for the December 2025 quarter.

Gross advances were at ₹ 29,600 billion as of March 31, 2026, an increase of 12.0% over March 31, 2025. Advances under management grew by 10.2% over March 31, 2025. Retail loans grew by 6.5%, small and mid-market enterprises loans grew by 17.2% and corporate and other wholesale loans grew by 13.0%. Overseas advances constituted 1.6% of total advances.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.7% as on March 31, 2026 (19.6% as on March 31, 2025) as against a regulatory requirement of 11.9%. Tier 1 CAR was at 17.7% and Common Equity Tier 1 Capital ratio was at 17.3% as of March 31, 2026. Risk-weighted Assets were at ₹ 29,741 billion.

DIVIDEND

The Bank paid a special interim dividend of ₹ 2.50 per equity share of ₹ 1 each (adjusted for bonus) on August 11, 2025. The Board of Directors have now recommended a final dividend of ₹ 13.0 per equity share of ₹ 1 each for the year ended March 31, 2026. This would be subject to approval of the shareholders at the forthcoming annual general meeting. With this, the total dividend for the year ended March 31, 2026 would be ₹ 15.5 per equity share of ₹ 1 each.

NETWORK

As of March 31, 2026, the Bank’s distribution network was at 9,689 branches and 21,172 ATMs across 4,175 cities / towns as against 9,455 branches and 21,139 ATMs across 4,150 cities / towns as of March 31, 2025. 50% of the branches are in semi-urban and rural areas. In addition, the Bank has 14,400 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,11,178 as of March 31, 2026 (as against 2,14,521 as of March 31, 2025).

ASSET QUALITY

Gross non-performing assets were at 1.15% of gross advances as on March 31, 2026 (0.91% excluding NPAs in the agricultural segment), as against 1.24% as on December 31, 2025 (0.97% excluding NPAs in the agricultural segment), and 1.33% as on March 31, 2025 (1.13% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.38% of net advances as on March 31, 2026.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

KEY SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

HDB Financial Services Ltd (HDBFSL), is a non-deposit taking NBFC in which the Bank holds a 74.1% stake. For the quarter ended March 31, 2026, HDBFSL’s net revenue was at ₹ 30.6 billion. Profit after tax for the quarter ended March 31, 2026 was ₹ 7.5 billion compared to ₹ 5.3 billion for the quarter ended March 31, 2025, a growth of 41.4%. Profit after tax for the year ended March 31, 2026 was ₹ 25.4 billion. The total loan book was ₹ 1,185 billion as on March 31, 2026. Stage 3 loans were at 2.44% of gross loans. Total CAR was at 21.4% with Tier-I CAR at 17.1%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.2% stake, is a leading life insurance solutions provider. Profit after tax for the quarter ended March 31, 2026 was ₹ 5.0 billion compared to ₹ 4.8 billion for the quarter ended March 31, 2025. Profit after tax for the year ended March 31, 2026 was ₹ 19.1 billion.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.3% stake, offers a range of general insurance products. Profit after tax for the quarter ended March 31, 2026 was ₹ 1.6 billion compared to ₹ 0.7 billion for the quarter ended March 31, 2025. Profit after tax for the year ended March 31, 2026 was ₹ 8.1 billion.

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.4% stake, is the Investment Manager to HDFC Mutual Fund, and offers a comprehensive suite of savings and investment products. For the quarter ended March 31, 2026, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 9,275 billion. Profit after tax for the quarter ended March 31, 2026 was ₹ 6.2 billion compared to ₹ 6.4 billion for the quarter ended March 31, 2025. Profit after tax for the year ended March 31, 2026 was ₹ 28.6 billion.

HDFC Securities Ltd (HSL), in which the Bank holds a 94.0% stake, is amongst the leading broking firms. For the quarter ended March 31, 2026, HSL’s total revenue was ₹ 8.5 billion. Profit after tax for the quarter ended March 31, 2026 was ₹ 2.7 billion, as against ₹ 2.5 billion for the quarter ended March 31, 2025. Profit after tax for the year ended March 31, 2026 was ₹ 9.3 billion.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue for the year ended March 31, 2026 was ₹ 3,099.7 billion. The consolidated profit after tax for the year ended March 31, 2026 was ₹ 760.3 billion.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, our ability to realize all of the anticipated benefits of the Transaction, future levels of our non-performing/ impaired assets, our growth and expansion, the adequacy of our management of credit risks and our provision/allowance for credit and investment losses, technological changes, the adequacy of our information technology and telecommunication systems, including against cybersecurity threats, negative publicity, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the war in Iran, involving the United States, Israel and some neighbouring countries, and the geopolitical conflict between Israel and Hamas, which have complicated the geopolitical landscape and contributed to significant volatility in oil and energy prices; geopolitical tensions between India and Pakistan, with a lingering risk of sudden escalation in military conflict; geopolitical tensions between India and China; general economic and political conditions; instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, such as the joint strike launched by the United States and the United Kingdom in Yemen following the Houthis group’s attack on international ships in the Red Sea; the ongoing war between Russia and Ukraine; military armament or social unrest in any part of India; the monetary and interest rate policies of the RBI; natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; compliance with and changes in Indian and foreign laws and regulations, including tax, accounting, banking regulations, insurance regulations and securities regulations; changes in competition and the pricing environment in India; regional or general changes in asset valuations; and uncertainties arising out of foreign trade and tariff policies followed by major global economies, such as the United States and China.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

NEWS RELEASE	HDFC BANK LIMITED, Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. CIN: L65920MH1994PLC080618

For more information please log on to: www.hdfc.bank.in

For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfc.bank.in

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfc.bank.in

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013